Exhibit 99.1
China Finance Online Reports 2013 Second Quarter
and Six Months Unaudited Financial Results

Beijing, China, Oct. 14, 2013 – China Finance Online Co. Limited ("China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a technology-driven, user-focused market leader in China providing vertically integrated financial information and services, today announced its unaudited financial results for the second quarter and six months ended June 30, 2013.

2013 Second Quarter Financial Summary
  Net revenues were $7.6 million compared with $8.1 million for the second quarter of 2012, and $5.5 million for the first quarter of 2013;
  Gross profit was $5.2 million compared with $5.5 million for the second quarter of 2012;
  Net loss attributable to China Finance Online was $4.5 million.
2013 First Six Months Financial Summary
  Net revenues were $13.1 million compared with $17.2 million for the first six months of 2012;
  Gross profit was $8.8 million compared with $12.7 million for the first six months of 2012;
  Net loss attributable to China Finance Online was $8.9 million.
2013 Second Quarter Results

Net revenues for the second quarter of 2013 were $7.6 million compared with $8.1 million for the second quarter of 2012, but up from $5.5 million for the first quarter of 2013. The Company has re-categorized the components of its net revenues to better reflect the evolving nature of its business. Going forward, the Company’s net revenues will be categorized under: (a) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; (b) revenues from financial services, which include brokerage-related revenues and our recently launched precious metal trading service; and (c) advertising revenues. During the second quarter of 2013, these three segments of business each contributed 32%, 43% and 22% of total revenues, respectively, compared with 69%, 16% and 15% for the second quarter in 2012.

Revenues from financial information and advisory business decreased 56.1% year-over-year to $2.5 million. The decrease was largely due to the Company’s previously disclosed strategic business transition and the weak Chinese stock market. Revenues from financial services were $3.3 million compared with $1.3 million one year ago. Revenues from advertising increased 40.6% year-over-year to $1.7 million from $1.2 million in the second quarter of 2012.

Gross profit was $5.2 million compared with $5.5 million for the second quarter in 2012, but up from $3.6 million in the first quarter of 2013. Gross margin for the second quarter of 2013 was 67.9% compared with 68.5% for the second quarter of 2012, but up from 66.1% in the first quarter of 2013.

General and administrative (“G&A”) expenses for the second quarter of 2013 were $3.2 million, or 41.5% of net revenues, compared with $2.6 million, or 32.1% of net revenues for the second quarter in 2012, and $2.9 million, or 52.7% of net revenues for the first quarter of 2013. The increase in G&A expenses in absolute value was mainly due to headcount-related expenses.

Sales and marketing expenses for the second quarter of 2013 were $4.5 million, or 59.6% of net revenues compared with $3.3 million, or 40.5% in the second quarter of 2012 and $3.1 million, or 56.7% in the first quarter of 2013. The increase in sales and marketing expenses in absolute value was mainly due to expenses associated with the Company’s restructuring effects and new business initiatives.

Product development expenses for the second quarter of 2013 were $2.2 million, or 29.2% of net revenues, compared with $2.7 million, or 33.3% of net revenues for the same quarter in 2012, and $2.2 million, or 40.2% of net revenues in the first quarter of 2013. The Company expects to continue to invest in its data, product and technical capabilities to achieve the Company’s long term strategic plan.

Total operating expenses for the second quarter of 2013 were $9.9 million, compared with $8.6 million in the second quarter of 2012, and $8.2 million in the first quarter of 2013.

Net loss attributable to China Finance Online for the second quarter of 2013 was $4.5 million, compared with a net loss of $2.6 million in the second quarter of 2012, and a net loss of $4.3 million in the first quarter of 2013. Both basic and diluted weighted average number of ordinary shares in the second quarter of 2013 was 109.0 million. Each ADS represented five ordinary shares of the Company.

As of June 30, 2013, total cash and cash equivalents were $29.8 million and short-term investments were $7.8 million. Accounts receivable from the non-margin related business was $8.5 million while iSTAR Finance had margin-related accounts receivables of $3.0 million. iSTAR Finance continues to implement strict margin account screening and ongoing monitoring to ensure the safe return of capital. As a result of the Company’s participation in the Langfang City real estate project, long-term investment was $22.5 million as of June 30, 2013 compared with $0.8 million as of December 31, 2012.

The total shareholders' equity of China Finance Online Co. Limited’s was $71.7 million as of June 30, 2013.

2013 First Six Months Results

Total net revenues for the first six months ended June 30, 2013 were $13.1 million compared with $17.2 million in the first six months last year. Gross profit for the first six months of 2013 was $8.8 million compared with $12.7 million in the same period last year. Gross margin was 67.2% for the first six months of 2013. Net loss attributable to the Company for the first six months of 2013 was $8.9 million.

Recent Developments

In August 2013, the Company launched “Yinglibao” – an internet-based financial platform that integrates cash management solutions and mutual fund distribution, for trial service. To users who maintain Yinglibao balances, the Company offers a money market rate of return on balances, which is higher than the current bank demand deposit rate. In addition, Yinglibao users now have the option of purchasing mutual fund products directly through their accounts. We expect Yinglibao to become the one-stop shop for investments over time.

“We are pleased to announce the launch of our internet financial platform Yinglibao, for trial service. In China, internet-based finance is gaining traction as more users realize the safety, convenience, and diversity of financial products available through online platforms. We see this as a good opportunity for us to develop an internet-based finance business through capitalizing on our internet capabilities,” commented Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online. “At the heart of our strategic transition, we continue to enhance our core internet capabilities and expand the influence of our financial media platforms. In a recent study conducted by the authoritative Internet Society of China, JRJ was awarded one of ‘China’s Top 100 Internet Sites’ and ranked highest among vertically integrated financial websites in China.”

“We are encouraged by early signs of turnaround in our business as our top line has started to recover. And as we seek to provide alternative investment opportunities to qualified clients in a continuously sluggish domestic stock market, the Company began providing precious metals trading services recently. We remain cautiously optimistic during the ongoing transition while striving to service our tremendous user base with new products and services,” concluded Mr. Zhao.

Conference Call Information

The Company will host a conference call and a simultaneous webcast, on October 14, 2013 at 8:00 p.m. Eastern Time/October 15, 2013 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore 8008-523-396, or China 800-876-5011, and the pass code for all regions is 700046.

A replay of the conference call will be available shortly after the conclusion of the event through 11:00 p.m. Eastern Time on October 21, 2013 (or 11:00 a.m. Beijing Time on October 22, 2013). The dial-in details for the replay: U.S. +1-866-572-7808, Hong Kong +852-3012-8000, Singapore 800-101-2157, China 800-876-5013. Access code: 700046.

The conference call will be available as a live webcast and replay at: http://www.media-server.com/m/p/xu6yxhaw

About China Finance Online

China Finance Online Co. Limited is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services. The Company’s two prominent flagship portal sites, www.jrj.com and www.stockstar.com, have attracted enormous population of individual investors. The Company offers basic software, information services and securities investment advisory services to individual investors. Through its subsidiary, Genius, the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing comprehensive financial services including securities and futures brokerage services in Hong Kong and precious metal trading services in China.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

• our product upgrade and strategic transformation initiative;
• our prospect on the newly launched internet-based financial platform “Yinglibao”;
• our prospect on the recently initiated precious metals trading services;
• our investment in the real estate project in Langfang City of Hebei Province;
• our prospect on stabilization in cash attrition and improvement of our financial position;
• our initiatives to address customers’ demand for alternative investment opportunities; and
• the market prospect of the business of securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

• the changing customer needs, regulatory environment and market condition that we are subject to;
• the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;
• the impact of a poor performing Chinese stock market, Hong Kong stock market and global financial market on our future performance;
• the unpredictability of our strategic transformation and upgrade, including our new precious metal trading service;
• the degree to which our strategic collaborations with partners will yield successful outcome;
• the prospect for China’s high-net-worth and middle-class households;
• the competition we are facing in the new business of securities investment advisory and wealth management, including cash management solutions and mutual fund distribution;

• the unpredictability of our investment in the real estate project in Langfang City of Hebei Province;
• wavering investor confidence that could impact our business; and
• possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Julie Zhu
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com

Shiwei Yin
Grayling
646-284-9474
shiwei.yin@grayling.com

Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Jun. 30, 2013	Dec. 31, 2012
Assets
Current assets:
Cash and cash equivalents	29,790	40,906
Restricted cash	11	28,874
Trust bank balances held on behalf of customers	4,875	8,812
Accounts receivable, net - others	8,541	4,971
Accounts receivable, net - Margin clients	3,016	15,054
Loan receivable	602	1,206
Short-term investments	7,777	2,640
Prepaid expenses and other current assets	3,541	2,780
Advances to employees	-	1,056
Deferred tax assets, current	308	392
Total current assets	58,461	106,691
Long-term investments, net	22,453	802
Property and equipment, net	4,010	4,914
Acquired intangible assets, net	4,844	4,676
Rental deposits	782	752
Goodwill	3,102	3,049
Deferred tax assets, non-current	210	201
Other deposits	1,700	287
Total assets	95,562	121,372

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,345 and $3,793 as of June 30, 2013 and December 31, 2012, respectively)	5,855	7,551
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,798 and $2,731 as of June 30, 2013 and December 31, 2012, respectively)	4,368	5,391
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of June 30, 2013 and December 31, 2012, respectively)	-	13,546
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of June 30, 2013 and December 31, 2012, respectively)	4,875	8,812
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $123 and $141 as of June 30, 2013 and December 31, 2012, respectively)	4,127	805
Deferred tax liability, current(including deferred tax liability, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $161 and $140 as of June 30, 2013 and December 31, 2012, respectively)	162	140
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $8 as of June 30, 2013 and December 31, 2012, respectively)	696	88
Total current liabilities	20,083	36,333
Deferred tax liability, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,146 and $1,169 as of June 30, 2013 and December 31, 2012, respectively)	1,146	1,169
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $773 and $1,062 as of June 30, 2013 and December 31, 2012, respectively)	2,340	3,155
Total liabilities	23,569	40,657
Noncontrolling interests	253	751
Total China Finance Online Co. Limited Shareholders' equity	71,740	79,964
Total liabilities and equity	95,562	121,372

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Six months ended
	Jun. 30, 2013	Jun. 30, 2012	Mar. 31, 2013	Jun. 30, 2013	Jun. 30, 2012
Net revenues	7,591	8,100	5,504	13,095	17,209
Cost of revenues	(2,433)	(2,552)	(1,867)	(4,300)	(4,540)
Gross profit	5,158	5,548	3,637	8,795	12,669
Operating expenses
General and administrative(includes share-based compensation expenses of $153, $197, $177, $330 and $371, respectively)	(3,152)	(2,602)	(2,898)	(6,050)	(5,368)
Sales and marketing (includes share-based compensation expenses of nil, $6, nil, nil and $14, respectively)	(4,526)	(3,281)	(3,121)	(7,647)	(6,830)
Product development (includes share-based compensation expenses of nil, $3, nil, nil and $6, respectively)	(2,213)	(2,696)	(2,210)	(4,423)	(5,901)

Total operating expenses	(9,891)	(8,579)	(8,229)	(18,120)	(18,099)
Government subsidies	-	-	-	-	19
Loss from operations	(4,733)	(3,031)	(4,592)	(9,325)	(5,411)
Interest income	180	885	401	581	1,973
Interest expense	(24)	(206)	(37)	(61)	(330)
Investment gain (loss), net	(158)	184	119	(39)	362
Other income (loss), net	(28)	(21)	(129)	(157)	58
Exchange gain (loss), net	265	(131)	59	324	(106)

Loss before income tax expenses	(4,498)	(2,320)	(4,179)	(8,677)	(3,454)
Income tax expenses	(253)	(276)	(468)	(721)	(332)

Net loss	(4,751)	(2,596)	(4,647)	(9,398)	(3,786)
Less: Net income (loss) attributable to the noncontrolling interest	(213)	(14)	(331)	(544)	49
Net loss attributable to China Finance Online Co. Limited	(4,538)	(2,582)	(4,316)	(8,854)	(3,835)

Net loss	(4,751)	(2,596)	(4,647)	(9,398)	(3,786)
Changes in foreign currency translation adjustment	275	(200)	57	332	(140)
Net unrealized gain on available-for-sale securities, net of tax effects of $4, $9, nil, $4 and $6, respectively	11	47	-	11	32
Other comprehensive income (loss), net of tax	286	(153)	57	343	(108)
Comprehensive loss	(4,465)	(2,749)	(4,590)	(9,055)	(3,894)
Less: comprehensive income (loss) attributable to noncontrolling interest	(213)	(14)	(331)	(544)	49
Comprehensive loss attributable to China Finance Online Co. Limited	(4,252)	(2,735)	(4,259)	(8,511)	(3,943)

Net loss per share attributable to China Finance Online Co. Limited
Basic	(0.04)	(0.02)	(0.04)	(0.08)	(0.04)
Diluted	(0.04)	(0.02)	(0.04)	(0.08)	(0.04)
Loss per ADS
Basic	(0.21)	(0.12)	(0.20)	(0.41)	(0.18)
Diluted	(0.21)	(0.12)	(0.20)	(0.41)	(0.18)
Weighted average ordinary shares
Basic	109,006,101	108,982,101	109,004,768	109,005,438	108,982,101
Diluted	109,006,101	108,982,101	109,004,768	109,005,438	108,982,101
Weighted average ADSs
Basic	21,801,220	21,796,420	21,800,954	21,801,088	21,796,420
Diluted	21,801,220	21,796,420	21,800,954	21,801,088	21,796,420